

May 13, 2015

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Re: Elkhorn Unit Trust, Series 2
File Nos. 333-203452; 811- 22925

Dear Mr. Warren:

We have reviewed the registration statement for Elkhorn Unit Trust, Series 2 (the "Fund"), filed on Form S-6 with the Securities and Exchange Commission on April 16, 2015, and have the comments below, which are applicable to the Elkhorn Deep Value Energy Portfolio (the "Deep Value Trust") and Elkhorn High Yield Dividend Aristocrats Portfolio (the "High Yield Trust"). Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

ELKHORN DEEP VALUE ENERGY PORTFOLIO

PRINCIPAL INVESTMENT STRATEGY

1. In the first paragraph, the disclosure states that the Trust will invest at least 80% of the value of its assets in common stocks in the energy sector. What about the remaining 20%? What can the Trust invest in besides the common stock of energy companies? If the Trust may invest in debt securities, disclose the maturity and credit quality requirements for such investments.

2. Disclose to what extent the Trust may invest in foreign and emerging markets.

3. Disclose the market capitalization of the common stocks that will be held by the Trust.

FEE TABLE

4. Footnote 3 to the fee table states "the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period." Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

ELKHORN HIGH YIELD DIVIDEND ARISTOCRATS

PRINCIPAL INVESTMENT STRATEGY

5. Disclose whether the High Yield Trust may be invested in anything other than dividend-paying common stocks. If so, disclose what those other investments are.

6. See Comments 2 and 3 above.

HOW TO BUY UNITS

7. In the section captioned "Exchange or Rollover Option," you state, "If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales fee and a deferred sales fee." Confirm to the staff that no units will be sold below net asset value.

GENERAL COMMENTS

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6961.

Sincerely,

/s/ *John Grzeskiewicz*

John Grzeskiewicz
Senior Counsel